08005929

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 12, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2008 NOV 19 P 12:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute. and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
NOV 20 2008
THOMSON REUTERS

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
12 November 2008 (ASX: Announcement & Media Release – NE Waller drilling update)

11/19

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

12 November 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

NE WALLER DRILLING SET TO COMMENCE

NE Waller, Onshore US Gulf Coast (FAR 34%)

The operator, AYCO, has advised that the Pitchford #1 well commenced drilling on Monday and casing has been run to 475 feet prior to drilling ahead. Results from the well will be published when available with logging likely over the coming weekend.

The well, a planned 4500' Frio test is being drilled on a turnkey basis by Progress Drilling of Luling, Texas utilising a truck mounted rig. Positive results from this drilling will focus attention on the program's many shallow prospects and leads at Frio level.

The Pitchford #2 site preparation work has been completed and we have been advised by the operator that drilling is expected to commence within ten days. The well, a planned 7100' Yegua test, will be drilled by Black Creek Drilling, Inc and is expected to take ten days to drill.

Pipeline facilities exist within one mile of the proposed drill locations.

These first two wells have been selected from a large drilling inventory of shallow horizons. Details concerning the two prospects follow:

Pitchford #1 is a primary Frio target, F1, at a measured depth of 3,850 feet. Over 440 acres of closure are mapped at this level. The F1 zone displays a seismic amplitude anomaly believed to be a gas indicator. The Frio horizon immediately above the primary target, F2, also displays an amplitude anomaly. This location will test the edge of the F2. The well will be drilled to 4,500 feet to evaluate additional potential reservoirs still under closure.


Frio



Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

The second prospect, Pitchford #2, is mapped as a counter regionally dipping fault with a significant upthrown structural closure in the Eocene Cockield and Yegua interval. Both horizons are important oil and gas producers in the immediate area. Reservoir quality and thickness are assured at this location. Both sand sequences are regional in deposition and are present in nearby wells.


Yegua



For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

END